UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0080
Washington, D. C. 20549	Expires:	March 31, 2021
Estimated average burden

FORM 25	hours per response	1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 033-06001
Issuer:	Vanguard Bond Index Funds
Exchange:	NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address:	100 Vanguard Boulevard
Malvern, PA 19355

Telephone number: 800-662-7447
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Vanguard Total Bond Market ETF
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

Pursuant to the requirements of the Securities Exchange Act of 1934, Vanguard Bond Index Funds certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 16, 2018	By: /s/ Laura J. Merianos				Assistant Secretary
Date	Name				Title
Persons who respond to the collection of information contained in this		form	are	not	required to respond unless	the	form
displays a currently	valid OMB control number

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.